February 29, 2008

Pasquale W. Croce, Jr.
P.O. Box 520A
Villanova, PA 19085

Dear Mr. Croce:

This letter (the "Agreement") will serve to document our agreement with regard to your service on the Advisory Board of Skinny Nutritional Corporation (the "Company") and your endorsement of the Company's products.

Our understanding is as follows:

1. You will form a new limited liability company ("New Co.") which will provide the various services described in this Agreement. You will, during the term of this Agreement, own a majority of the membership interests in New Co. and serve as President of New Co.

2. The term of this Agreement shall be one (1) year commencing on the date hereof. The term shall be extended for successive periods of one (1) year each by written agreement of the parties at least thirty (30) days in advance of the expiration of the then current term. (The initial term, and any extension thereof, shall be referenced to herein as the "Term").

3. As an inducement for you to enter into this Agreement and as compensation for New Co.'s services hereunder, the Company will transfer to New Co. one million (1,000,000) shares of common stock of the Company as soon as practicable following the date hereof. New Co. will own such shares free and clear of all restrictions, other than restrictions imposed by Federal and State securities laws and regulations.

4. During the Term, you, in your capacity as President of New Co., will serve on the Advisory Board of the Company in accordance with the By-laws of the Company and the Charter of the Advisory Board. You, as the President of New Co., shall use reasonable efforts to attend Advisory Board meetings and to contribute your expertise in marketing and experience in the sports, fitness, and entertainment industries for the advancement of the Company's products.

5. During the Term, New Co. will endorse and advertise Company products currently being marketed as well as such additional products as the Company may develop during the Term. Such endorsement and advertising activities shall include the endorsement of Company products on Pat Croce & Company's web site and New Co.'s marketing materials in formats to be agreed upon by New Co. and the Company. As compensation for New Co.'s marketing services, the Company will transfer to New Co. one million (1,000,000) shares of common stock of the Company (for a total of two million (2,000,000 shares) as soon as practicable following the date hereof. New Co. will own such shares free and clear of all restrictions, other than restrictions imposed by Federal and State securities laws and regulations. Your appearances on behalf of the Company and its products shall be agreed upon separately by the parties, and New Co.'s fee for any such appearances to be separately negotiated as well.

6. It is also agreed that New Co. will be entitled to a royalty from the Company with respect to the sale of a flavored, high-energy drink which you may approve and which shall be marketed under the Company's brand [***], for so long as you agree to endorse the product. The royalty amount shall be [***] for each [***] of the product sold by the Company, revised version of letter agmt prepared by pc_s counsel - Broadt 2-29-08.doc

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO CERTAIN PORTIONS OF THIS DOCUMENT. EACH SUCH PORTION,
WHICH HAS BEEN OMITTED HEREIN AND REPLACED WITH AN ASTERISK, HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

February 28, 2008
Page No. 2
Re: Skinny Nutritional Corporation

whether through wholesale or retail distribution, [***] . The royalty amount with respect to each calendar quarter shall be paid to New Co. as soon as practicable following the close of such quarter, and payment shall be accompanied by a written statement of sales during such quarter. In the event that the level of sales of the product exceeds the parties' current expectations in a material fashion, they shall negotiate in good faith with respect to New Co.'s future compensation with respect to the product. Whether and the extent to which the Company will offer such product are matters to be resolved solely within the discretion of the Company.

7. During the Term, neither New Co. nor you will endorse or promote any other energy drink products that compete with products offered by the Company.

8. During the Term, New Co.'s relationship to the Company shall be that of an independent contractor.

9. No shares of the Company's common stock shall be transferred to New Co. pursuant to paragraph 3 or paragraph 5 of this Agreement until New Co. has advised the Company, in writing, of the Tax Identification/Employer Identification Number assigned to New Co. by the Internal Revenue Service.

10. In consideration for services to be rendered , Company agrees to indemnify and hold harmless New Co. and Pat Croce against all claims ,losses ,damages and liability (including reasonable legal fees and costs) arising out of New Co.'s function as a member of the Advisory Board and its activities connected with endorsement and advertisement of the Company products.

11. Company agrees to maintain in effect insurance coverage with reputable insurance companies covering commercial general liability including product and excess liability with limits no less than [***] . Company's insurance will be primary and not contributory with New Co.'s and Pat Croce's insurance, if any. Company shall furnish a certificate of insurance evidencing the obligation of its insurance carriers not to cancel or materially amend such policies without thirty days prior written notice to New Co. and Pat Croce. In addition New Co. and Pat Croce shall be named as an additional insured with respects to the commercial general liability policy including products liability and excess/umbrella liability policies by way of following form provisions or otherwise. All policies shall provide waivers of subrogation in favor of New Co. and Pat Croce.

12. This Agreement supersedes all prior agreements and understandings of the parties, written or oral, may only be modified in writing signed by you and the Chief Executive Officer of the Company, and shall be construed in accordance with the laws of the Commonwealth of Pennsylvania.

We appreciate your willingness to contribute your efforts towards the advancement of the Company's products and look forward to working with you. Please acknowledge your agreement with the foregoing by signing your name in the space provided below.

Sincerely,

Don McDonald, CEO
Skinny Nutritional Corporation

Agreed:

3/6/8

Pat Croce

revised version of letter agmt prepared by pc_s counsel - Broadt 2-29-08.doc

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO CERTAIN PORTIONS OF THIS DOCUMENT. EACH SUCH PORTION,
WHICH HAS BEEN OMITTED HEREIN AND REPLACED WITH AN ASTERISK, HAS BEEN FILED SEPARATELY WITH THE COMMISSION.